Mail Stop 3561

						February 13, 2006


Mr. Roberto Miotto
Senior Vice President, General Counsel and Secretary
CNH Capital Receivables LLC
100 South Saunders Road
Lake Forest, Illinois  60045

	Re:	CNH Capital Receivables LLC
		Amendment No. 1 to Registration Statement on Form S-3
		Filed February 6, 2006
		File No. 333-130656

Dear Mr. Miotto:

      We have reviewed your responses to the comments in our letter dated January 23, 2006 and have the following additional comment.

Base Prospectus

Credit and Cash Flow Enhancement, page 56

1. While we note the revisions you have made in response to comment
21 of our letter dated January 23, 2006, please further expand this section to describe the swaps or other interest rate protection agreements to which you refer. Additionally, please confirm that swaps will be limited to interest rate and currency swaps.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding these comments, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (312) 706-8153
	Mr. Robert Hugi, Esq.
	Mayer, Brown, Rowe & Maw, LLP
	Telephone: (312) 701-7121

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Mr. Roberto Miotto
CNH Capital Receivables LLC
February 13, 2006
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